Via Facsimile and U.S. Mail
Mail Stop 6010

November 30, 2006

Mr. Edward T. Shonsey
Chief Executive Officer
Diversa Corporation
4955 Directors Place
San Diego, CA 92121

> **Re: Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 0-29173**

Dear Mr. Shonsey:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief